Date: 26 October 2004
Release Number: 2004 — 35

Intelsat Reports Third Quarter 2004 Results
Quarterly Revenue Increases 13 Percent Over Prior Year
Transaction with Zeus Holdings On Track

Pembroke, Bermuda, 26 October 2004 — Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported results for the three months and nine months ended September 30, 2004.

Intelsat reported revenue of $266.2 million and income from continuing operations of $10.7 million for the quarter ended September 30, 2004. The company also reported EBITDA from continuing operations, or income from continuing operations before interest, taxes and depreciation and amortization, of $180.7 million for the quarter. A reconciliation of all non-GAAP measures discussed in this news release to the most directly comparable GAAP measures is included in the financial statements attached to this news release.

For the first nine months of 2004, Intelsat reported revenue of $760.5 million and income from continuing operations of $56.0 million. EBITDA from continuing operations for the nine-month period was $526.7 million.

As previously announced, in September 2004, Intelsat entered into an agreement to dispose of its indirect 51% equity interest in Galaxy Satellite Broadcasting Limited. As a result, Galaxy’s results are reflected in Intelsat’s financial statements for the three and nine months ended September 30, 2004 as discontinued operations. In addition, Intelsat’s financial statements for prior periods have been restated on this basis. For the three months ended September 30, 2004, Intelsat recorded a loss from discontinued operations of $27.8 million, as compared to a loss from discontinued operations of $0.5 million for the three-month period ended September 30, 2003. For the first nine months of 2004, Intelsat recorded a loss from discontinued operations of $37.8 million, as compared to a loss from discontinued operations of $0.9 million for the first nine months of 2003.

“Our third quarter results reflect three important trends in our business,” said Intelsat chief executive officer Conny Kullman. “First, we have been increasingly successful in further penetrating the video and corporate data networks markets in North America, with continued revenue improvement on the Intelsat Americas satellites. Revenue from video applications represented 22% of our total revenue for the quarter as compared to 16% in the third quarter of 2003. Second, we continue to see strong performance from our managed services offerings such as GlobalConnexSM and OVS, with managed services again posting a sequential quarterly growth rate of 20% and more than offsetting the declines in our legacy channel and carrier services that were anticipated. Third, our revenue backlog at September 30 held steady at $4.0 billion. These factors demonstrate the stabilization of our business and relative strength as we look towards 2005.”

“With growing stability in our revenue, and capital expense requirements that we expect will be reduced to maintenance levels in the near to mid term, we believe Intelsat is positioned to generate strong, sustained free cash flow, and we will heighten our focus on this aspect of our financial performance,” concluded Mr. Kullman.

Progress toward Transaction with Zeus Holdings

On August 16, 2004, Intelsat, Ltd. and one of its subsidiaries entered into a transaction agreement with Zeus Holdings Limited and two of its subsidiaries pursuant to which Zeus Holdings will acquire 100% of Intelsat for total cash consideration of approximately $3 billion, or $18.75 per ordinary share. Zeus Holdings is a Bermuda company formed by investors advised by Apax Partners Worldwide, LLP and Apax Partners, Inc., Apollo Management V, L.P., MDP Global Investors Limited and Permira Advisers LLC. The transaction is progressing in line with Intelsat’s expectations. In early October 2004, the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired. At an annual general meeting held on October 20, 2004, Intelsat’s shareholders approved the transaction with Zeus Holdings. On October 21, 2004, the public comment period for the applications seeking Federal Communications Commission (“FCC”) approval of the transfer of control of Intelsat concluded with no comments filed. Intelsat continues to believe that the transaction with Zeus Holdings could close as early as the end of 2004.

Business Highlights for the Three Months Ended September 30, 2004

New and renewed business on the Intelsat Americas satellites over North America showed further improvement. In the third quarter, Intelsat signed a multi-year renewal with A&E Television Networks on the IA-7 satellite. Separately, Intelsat enhanced its leading position in providing capacity for ethnic programming by signing new managed services contracts including satellite, teleport and fiber connectivity for two channels that will join Intelsat’s North American ethnic programming neighborhood on the IA-5 satellite.

Intelsat’s media and entertainment unit also signed significant video contracts outside of North America. For example, GlobeCast of France needed capacity for global distribution of Radio France Overseas and signed a multi-year contract with Intelsat for 72 MHz on the IS-701 satellite. In a deal that builds on Intelsat’s leadership position in providing capacity for video platforms around the world, Orbit Data Systems Limited, a leading Middle East video service provider, signed a multi-year, multi-transponder contract with Intelsat for capacity for Orbit’s video service offering, using the flexible beam technology available on the IS-10-02 satellite for high-powered coverage in the Middle East, Europe and North Africa.

Intelsat, which has broadcast coverage of every Olympics since 1968, broadcast over 35,000 hours of programming for 50 channels for this year’s Olympic Games in Athens, Greece, representing one of the highest traffic events in the company’s history. Intelsat provided all-digital transmission of the games for a number of premier video distributors on four continents—with a potential audience of 3 billion viewers—using six satellites from its global fleet.

Intelsat announced new contracts in support of its data, carrier and Internet business. Intelsat’s leadership position in the corporate data networking customer segment was further strengthened by the renewal of several multi-year, multi-transponder contracts with Hughes Network Systems (“HNS”), the world’s leading provider of very small aperture terminal (“VSAT”) network services. HNS and other major VSAT networks lease capacity on the Intelsat Americas satellites, which are among the largest VSAT neighborhoods in North America. Other data, carrier and Internet wins include:

•	A 440 MHz agreement, or over twelve 36 MHz transponder equivalents, for a one-year period with Belgacom, primarily for use in Internet trunking services for Internet service providers in Central Europe and the Middle East.

•	Several new multi-year agreements with British Telecom in support of a voice over IP application for end users in Asia.

Separately, Intelsat announced its government services unit received a one-year contract for 144 MHz of transatlantic capacity for the US Government that includes use of Intelsat’s terrestrial network.

The Intelsat Americas 8 satellite is now scheduled for launch by Sea Launch in December 2004. The orbit-raising mission and in-orbit testing will be performed by the satellite manufacturer, Space Systems/Loral, Inc. Intelsat will take control of the satellite following the successful completion of in-orbit testing. Integration activities for the Intelsat Americas assets acquired in March 2004 continue well ahead of the original schedule. Transfer of control of customer communications traffic, as well as all video operations and billing and all other administrative functions, was completed in the third quarter. In addition, integration of the four in-orbit satellites into Intelsat’s satellite control operations is progressing rapidly, with the first satellite planned to transition in November 2004. Completion of the Intelsat Americas integration is expected in the first quarter of 2005. Intelsat has only one satellite, the IA-9 satellite, currently under construction. In addition, other than the planned launch of the IA-8 satellite, Intelsat has no launches expected before mid-2008.

In the third quarter of 2004, Intelsat continued to reduce its workforce to align its cost structure and focus on cash flow generation. At June 1, 2004, Intelsat had 981 full-time regular employees. By the end of 2004, Intelsat expects to have approximately 840 full-time regular employees, or 14% fewer employees than it had at June 1. The full-year savings from these reductions have yet to be realized in Intelsat’s financial results.

ORBIT Act Update

On October 25, 2004, an amendment to the Open-Market Reorganization for the Betterment of International Telecommunications Act (“ORBIT Act”) became law that permits Intelsat to comply with the ownership dilution objectives of the ORBIT Act by means other than an initial public offering and public listing of its shares. Intelsat believes that its pending acquisition by Zeus Holdings will satisfy the requirements set forth in the ORBIT Act, as amended, and expects to provide the FCC with the certification required under the recent amendment. Intelsat believes that the restriction on its provision of capacity for DTH services would cease to apply if the FCC determines that Intelsat has complied with the required certification.

CEO Kullman commented, “This amendment to the ORBIT Act is a positive development for Intelsat, and one that will enable us to provide capacity for DTH and other video services without having to operate under the FCC’s special temporary authority. We look forward to closing the proposed Zeus transaction on an expedited basis and returning our full attention to executing our business strategy.”

Financial Results for the Three Months Ended September 30, 2004

Intelsat’s results for the three-month period ended September 30, 2004 reflect both increased lease services revenue and increased operating expenses associated with the Intelsat Americas satellites and other assets acquired in March 2004. Total revenue increased $31.1 million, or 13 percent, to $266.2 million for the three months ended September 30, 2004 from $235.1 million for the three months ended September 30, 2003. The increase was primarily attributable to a net increase in lease services revenue of $28.6 million. The increase in lease services revenue consisted mainly of $35.8 million generated from operation of the Intelsat Americas satellites and other assets acquired in March 2004, partially offset by a $7.2 million reduction in revenue due to lease services commitments that expired during the period and were not renewed and to a reduction in the amount of capacity held in inventory by distributors for future sale. Channel and carrier services declined by $9.3 million to $65.3 million, with this decline more than offset by an increase of $12.3 million in revenue from managed services, which totaled $21.8 million.

Total operating expenses increased $38.8 million, or 24 percent, to $201.6 million for the three months ended September 30, 2004 from $162.8 million for the three months ended September 30, 2003. Depreciation and amortization expense increased $16.6 million, primarily due to depreciation recorded on the Intelsat Americas satellites. Excluding depreciation and amortization, the increases in operating expenses were primarily due to increased direct costs of revenue of $2.6 million and increased selling, general and administrative expenses of $13.2 million.

Income from continuing operations of $10.7 million for the three months ended September 30, 2004 reflects a decrease of $38.2 million, or 78 percent, from $48.9 million for the three months ended September 30, 2003. The decrease during the period as compared to the same period in 2003 was due to higher total operating expenses, as discussed above, and a $15.7 million increase in interest expense. The increase in interest expense was primarily associated with Intelsat’s 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013 issued in November 2003 in connection with the acquisition of the Intelsat Americas satellites. Loss from discontinued operations of $27.8 million for the three months ended September 30, 2004 consists of Intelsat’s portion of Galaxy’s results of operations for the period, as well as a non-cash charge of $21.5 million to write down Intelsat’s investment in Galaxy based on the estimated fair value given Intelsat’s decision to dispose of the investment. Net loss of $17.1 million for the three months ended September 30, 2004 reflects a decrease of $65.5 million, or 135 percent, from net income of $48.4 million for the three months ended September 30, 2003. The decrease during the period was due to lower income from continuing operations as compared to the same period in 2003, as discussed above, and the loss from discontinued operations.

EBITDA from continuing operations increased $3.6 million, or 2 percent, to $180.7 million, or 68 percent of revenue, for the three months ended September 30, 2004 from $177.1 million, or 75 percent of revenue, for the same period in 2003. The increase was due to higher revenue during the period in 2004 as compared to the same period in 2003, offset by higher operating expenses and lower other income (expense), net.

Financial Results for the Nine Months Ended September 30, 2004

Total revenue increased $44.7 million, or 6 percent, to $760.5 million for the nine months ended September 30, 2004 from $715.8 million for the nine months ended September 30, 2003. The increase was primarily attributable to an increase in lease services revenue of $46.5 million, which reflected $76.8 million in lease services revenue generated from operation of the Intelsat Americas satellites and other assets acquired in March 2004. This lease services revenue increase was offset by a decrease of $30.3 million due to the expiration of lease service agreements during the past year that were not renewed and to a reduction in the amount of capacity held in inventory by distributors for future sale. Revenue from managed services increased by $30.4 million, mostly offsetting decreases in revenue from channel and carrier services of $31.8 million.

Total operating expenses increased $82.2 million, or 17 percent, to $568.3 million for the nine months ended September 30, 2004 from $486.1 million for the nine months ended September 30, 2003. Depreciation and amortization expense increased by $37.7 million, primarily due to depreciation recorded on the Intelsat Americas satellites. Excluding depreciation and amortization, the increases in operating expenses were primarily due to increased direct costs of revenue of $14.1 million and increased selling, general and administrative costs of $21.6 million.

Income from continuing operations of $56.0 million for the nine months ended September 30, 2004 reflects a decrease of $100.0 million, or 64 percent, from $156.0 million for the nine months ended September 30, 2003. The decrease during the period related to higher total operating expenses, as described above, an increase in interest expense of $45.5 million primarily due to the $1.1 billion in Senior Notes issued in November 2003, as described above, and lower other income (expense), net as compared to the same period in 2003. Loss from discontinued operations of $37.8 million for the nine months ended September 30, 2004 consists of Intelsat’s portion of Galaxy’s results of operations for the period, as well as a non-cash charge of $21.5 million to write down Intelsat’s investment in Galaxy based on the estimated fair value given Intelsat’s decision to dispose of the investment. Net income decreased $136.9 million, or 88 percent, to $18.2 million for the nine months ended September 30, 2004 from $155.1 million for the nine months ended September 30, 2003. The decrease during the period was due to lower income from continuing operations as compared to the same period in 2003, as discussed above, and the loss from discontinued operations.

EBITDA from continuing operations decreased by $16.4 million, or 3 percent, to $526.7 million, or 69 percent of revenue, for the nine months ended September 30, 2004 from $543.1 million, or 76 percent of revenue, for the same period in 2003. The decrease was primarily due to lower other income (expense), net, as compared to the same period in 2003.

At September 30, 2004, Intelsat’s backlog, representing expected future revenue under contracts with customers, was $4.0 billion. At June 30, 2004, Intelsat’s backlog was $4.0 billion. Free cash flow from operations for the first nine months of 2004 was $216.6 million, calculated as net cash provided by operating activities of $531.1 million less an aggregate of $314.5 million in payments for satellites and other property, plant and equipment, associated capitalized interest and the deposit on a future satellite. This deposit is Intelsat’s previously announced $50.0 million prepayment of a portion of the purchase price of a new satellite at the closing of Intelsat’s acquisition of the Intelsat Americas satellites. With regard to cash flows from financing activities, in September 2004 Intelsat repaid a $200.0 million term loan borrowing under its existing $800.0 million credit facility using cash on hand. Also, in October 2004 Intelsat repaid the $200.0 million in Eurobond 8.375% notes that matured on October 14, 2004 using cash on hand.

Intelsat believes that its global communications network is used to support several principal service applications. Based on Intelsat’s analysis of transmission plans and other information provided by customers, the percentage of Intelsat’s consolidated revenue for the three-month periods ended September 30, 2003 and 2004 generated by the sale of capacity for each service application category was as follows:

	Three Months Ended September 30,
	2003	2004
Carrier	36%	31%
Corporate Networks	26%	26%
Video	16%	22%
Government/Military	11%	12%
Internet	10%	9%

Total capital expense for 2004 is expected to be approximately $385 million, of which approximately $264 million was spent through September 30, 2004. In addition, Intelsat made a $50 million deposit on the IA-9 satellite in March 2004 that will only be treated as capital expense to the extent that Intelsat actually incurs costs under the procurement agreement for the satellite. Intelsat expects that approximately $3 million of this deposit will be classified as capital expense in 2004 and that the remainder will be classified as capital expense in 2005. Intelsat’s expected total capital expense for 2004 is a reduction from expectations at the time of Intelsat’s 2003 annual report filing due to revised estimates on certain initiatives. Excluding the portion of the deposit made on the IA-9 satellite that is expected to be classified as capital expense in 2005, capital expense for 2005 is expected to be approximately $75 million. In the mid term, capital expense is expected to be approximately $100 million per year.

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 a.m. EDT on October 26, 2004 to discuss the company’s third quarter 2004 financial results. Access to the live conference call will be available via the Internet at the Intelsat web site: www.intelsat.com. A telephone bridge has also been established to accommodate Intelsat’s global shareholders and the investment community. U.S.-based participants should call (800) 884-5695. Non-U.S. participants should call +1 (617) 786-2960. The participant pass code is 58711791. Participants will have access to a replay of the conference call through November 9, 2004. The replay number for U.S.-based participants is (888) 286-8010 and for non-U.S. participants is +1 (617) 801-6888. The participant pass code for the replay is 98939019.

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets, and grow their businesses with confidence. For more information, visit www.intelsat.com.

Contact:

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s expectation that capital expense requirements will be reduced to maintenance levels in the near to mid term; Intelsat’s belief that it is positioned to generate strong, sustained free cash flow; Intelsat’s intention to heighten its focus on this aspect of its financial performance; the expected timeframe for closing of the acquisition of Intelsat by Zeus Holdings Limited; the expected timeframe for the launch of the IA-8 satellite and for the transition of the four IA satellites currently in orbit to Intelsat’s satellite control operations; Intelsat’s expectations for satellite launches in future years; Intelsat’s expectations regarding the number of full-time regular employees it will have as of the end of 2004; Intelsat’s belief that its pending acquisition by Zeus Holdings Limited will satisfy the requirements set forth in the ORBIT Act, as amended, and that the restriction on its provision of capacity for DTH services would cease to apply if the FCC determines that Intelsat has complied with the certification required by the ORBIT Act, as amended; Intelsat’s beliefs relating to the service applications for which its capacity is used; and Intelsat’s expectations relating to capital expenditure levels for 2004 and future years. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “plan,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. In connection with the proposed acquisition of Intelsat by Zeus

Holdings Limited, known risks include, but are not limited to, the inability to obtain required regulatory approvals or the need to modify aspects of the transaction in order to obtain such approvals and the inability to complete the transaction. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations or the inability to maintain required governmental authorizations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2004	2003	2004
	(in thousands, except share and per share amounts)

Revenue	$235,079	$266,247	$715,810	$760,538

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	31,965	34,563	100,149	114,237
Selling, general and administrative	34,312	47,496	91,217	112,759
Depreciation and amortization	100,381	116,973	298,551	336,256
IS-10-01 termination costs	(3,000)	—	(3,000)	—
Restructuring costs	(837)	2,605	(837)	5,002

Total operating expenses	162,821	201,637	486,080	568,254

Operating income from continuing operations	72,258	64,610	229,730	192,284
Interest expense	22,112	37,824	65,980	111,476
Interest income	57	894	166	4,177
Other income (expense), net	4,465	(911)	14,809	(1,886)

Income from continuing operations before income taxes	54,668	26,769	178,725	83,099
Provision for income taxes	5,759	16,055	22,744	27,111

Income from continuing operations	48,909	10,714	155,981	55,988
Loss from discontinued operations, net of tax and minority interest	(538)	(27,794)	(922)	(37,809)

Net income (loss)	$48,371	$(17,080)	$155,059	$18,179

Basic and diluted income from continuing operations per ordinary share	$0.30	$0.07	$0.97	$0.35

Basic and diluted loss from discontinued operations per ordinary share	$—	$(0.17)	$(0.01)	$(0.24)

Basic and diluted net income per ordinary share	$0.30	$(0.11)	$0.97	$0.11

Basic weighted average ordinary shares outstanding	160,382,120	160,382,120	160,382,120	160,382,120

Diluted weighted average ordinary shares outstanding	160,382,120	160,577,927	160,382,120	160,401,599

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS
TO EBITDA FROM CONTINUING OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2004	2003	2004
	(in thousands)
Income from continuing operations	$48,909	$10,714	$155,981	$55,988
Add:
Interest expense	22,112	37,824	65,980	111,476
Provision for income taxes	5,759	16,055	22,744	27,111
Depreciation and amortization	100,381	116,973	298,551	336,256
Subtract:
Interest income	57	894	166	4,177

EBITDA from continuing operations	$177,104	$180,672	$543,090	$526,654

Note:

EBITDA from continuing operations consists of income from continuing operations before interest, taxes and depreciation and amortization. EBITDA, or earnings before interest, taxes and depreciation and amortization, is a measure commonly used in the fixed satellite services sector, and Intelsat presents EBITDA from continuing operations to enhance your understanding of its operating performance. Intelsat uses its EBITDA from continuing operations as one criterion for evaluating its performance relative to that of its peers. Intelsat presents EBITDA from continuing operations rather than EBITDA as Intelsat believes that income from continuing operations, rather than net income, is a more relevant measure for purposes of comparison to its operating performance in prior periods and to the operating performance of other companies. Intelsat believes that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States (“U.S. GAAP”), and Intelsat’s EBITDA from continuing operations may not be comparable to similarly titled measures of other companies. You should not consider EBITDA from continuing operations as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	September 30,
	2003	2004
		(unaudited)
	(in thousands, except share and
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$576,793	$396,752
Restricted cash	700,000	—
Receivables, net of allowance of $32,110 and $33,065, respectively	201,202	205,169
Deferred income taxes	14,524	14,524
Assets of discontinued operations	57,680	49,887

Total current assets	1,550,199	666,332
Satellites and other property and equipment, net	3,262,870	3,802,860
Amortizable intangible assets, net	25,205	85,853
Non-amortizable intangible assets	—	255,002
Goodwill	57,608	57,608
Deferred income taxes	1,943	2,147
Investment in affiliate	56,916	53,929
Other assets	117,976	172,954

Total assets	$5,072,717	$5,096,685

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$1,098,591	$400,000
Accounts payable and accrued liabilities	201,632	257,922
Deferred satellite performance incentives	7,118	8,033
Deferred revenue	27,435	41,483
Capital lease obligations	5,290	7,173
Liabilities of discontinued operations	22,391	22,238

Total current liabilities	1,362,457	736,849
Long-term debt, net of current portion	1,250,467	1,744,302
Deferred satellite performance incentives, net of current portion	45,296	50,301
Deferred revenue, net of current portion	6,801	127,576
Accrued retirement benefits	48,181	53,883

Total liabilities	2,713,202	2,712,911

Minority interest in discontinued operations	15,115	21,529
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 and 167,264,698 shares issued as of December 31, 2003 and September 30, 2004, respectively	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	649,199	667,378
Accumulated other comprehensive (loss) income:
Minimum pension liability, net of tax	(1,270)	(1,270)
Unrealized gain on available-for-sale securities, net of tax	1,403	1,069
Ordinary shares held by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,344,400	2,362,245

Total liabilities and shareholders’ equity	$5,072,717	$5,096,685

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30,
	2003	2004
	(in thousands)
Cash flows from operating activities:
Net income	$155,059	$18,179
Loss from discontinued operations, net of tax and minority interest	922	37,809

Income from continuing operations	155,981	55,988
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	298,551	336,256
IS-10-01 contract termination costs	(3,000)	—
Provision for doubtful accounts	7,351	8,517
Foreign currency transaction loss	472	612
Equity in losses of affiliate	692	2,987
Amortization of bond discount and issuance costs	899	3,336
Decrease in amount due to Teleglobe Inc.	(15,344)	—
Changes in operating assets and liabilities, net of effects of acquisitions and investment in discontinued operations:
Receivables	40,259	(12,484)
Other assets	2,635	6,802
Accounts payable and accrued liabilities	(27,499)	53,280
Deferred revenue	10,683	70,077
Accrued retirement benefits	(35,153)	5,702

Net cash provided by operating activities	436,527	531,073

Cash flows from investing activities:
Payments for satellites and other property and equipment	(147,398)	(264,473)
Payment for deposit on future satellite	—	(50,000)
Payment for rights to orbital location	—	(32,000)
Decrease in restricted cash	—	700,000
Investment in and advances to affiliate	(58,000)	—
Payments for asset acquisitions	—	(965,063)
Insurance proceeds	—	141,000
Other	—	(8,166)

Net cash used in investing activities	(205,398)	(478,702)

Cash flows from financing activities:
Repayments of long-term debt	—	(400,000)
Repayments of commercial paper borrowings, net	(43,978)	—
Proceeds from credit facility borrowings	—	200,000
Debt issuance costs	—	(4,000)
Principal payments on deferred satellite performance incentives	(63,726)	(4,152)
Principal payments on capital lease obligations	(6,509)	(3,251)

Net cash used in financing activities	(114,213)	(211,403)

Effect of exchange rate changes on cash	(472)	(612)
Effect of discontinued operations on cash	(22,294)	(20,397)

Net increase (decrease) in cash and cash equivalents	94,150	(180,041)
Cash and cash equivalents, beginning of period	9,466	576,793

Cash and cash equivalents, end of period	$103,616	$396,752

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30,
	2003	2004
	(in thousands)
Supplemental cash flow information:
Interest paid, net of amount capitalized	$52,929	$78,068
Income taxes paid	$2,124	$721
Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$10,063	$10,072
Net asset reduction on extinguishment of deferred satellite performance incentive liability	$36,455	$—
Unrealized loss on available-for-sale securities, net of tax	$—	$334

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
TO FREE CASH FLOW FROM OPERATIONS
(Unaudited)

	Nine Months Ended
	September 30,
	2003	2004
	(in thousands)
Net cash provided by operating activities	$436,527	$531,073
Payments for satellites and other property and equipment	(147,398)	(264,473)
Payment for deposit on future satellite	—	(50,000)

Free cash flow from operations	$289,129	$216,600

Note:

Free cash flow from operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment and associated capitalized interest. Free cash flow from operations is not a measurement of cash flow under generally accepted accounting principles in the United States. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts, investors and other readers of financial information in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations as presented herein may not be comparable to similarly titled measures of other companies.

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